UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Mallinckrodt public limited company

(Exact name of registrant as specified in its charter)

Ireland	001-35803	98-1088325
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

Perth House, Millennium Way
Chesterfield, Derbyshire
S41 8ND, United Kingdom
(Address of principal executive offices) (Zip Code)

Kenneth L. Wagner, Esq.
Vice President and Corporate Secretary
(314) 654-2000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period January 1 to December 31, 2015.

Introduction
Mallinckrodt plc, and its subsidiaries, (collectively “Mallinckrodt”, “the Company”, “we”, “our”, and “us”) is a global business that develops, manufactures, markets and distributes branded and generic specialty pharmaceutical and biopharmaceutical products and therapies and nuclear medicine products. Therapeutic areas of focus include autoimmune and rare diseases in specialty areas (including neurology, rheumatology, nephrology and pulmonology); immunotherapy and neonatal critical care respiratory therapies; hemostasis products; and central nervous system drugs. The Company believes its experience in the acquisition and management of highly regulated raw materials; deep regulatory expertise; and specialized chemistry, formulation and manufacturing capabilities, have created compelling competitive advantages that it anticipates will sustain future revenue growth.

Certain products in the Company's business may contain tin, tungsten, tantalum or gold ("Conflict Minerals") that are necessary to the functionality or production of the products. Therefore, the Company is subject to Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 ("Dodd-Frank Act") (17 CFR Parts 240 and 249b), and is filing this Form SD for the reporting period January 1 to December 31, 2015. The Company's policy with respect to the sourcing of conflict minerals can be found on its website at http://www.mallinckrodt.com/about/partner-opportunities/suppliers/conflict-minerals-policy.

Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report

Executive Summary

Mallinckrodt performed a Reasonable Country of Origin Inquiry (“RCOI”) on suppliers believed to provide Mallinckrodt with materials or components containing cassiterite, columbite-tantalite (coltan), gold, wolframite, and their derivatives, which are limited to tin, tantalum and tungsten (“3TG” or “Conflict Minerals”) necessary to the manufacturing of Mallinckrodt’s products. Mallinckrodt’s suppliers identified 303 valid smelters and refineries (“smelters”). Of these 303 smelters, Mallinckrodt identified 39 as sourcing (or there was reason to believe they may be sourcing) from the Democratic Republic of Congo (“DRC”) region and nine adjoining countries (together, the “Covered Countries”). Mallinckrodt’s due diligence review indicated that 37 of these smelters have been audited and recognized as conflict free by the Conflict Free Smelter Program (“CFSP”). The remaining 2 smelters sourcing from the Covered Countries were subject to Mallinckrodt’s risk mitigation process according to the Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High Risk Areas (“OECD Due Diligence Guidance”) and therefore did not require removal from Mallinckrodt’s supply chain.

A copy of the Company’s full Conflict Minerals Report filed for the calendar year ended December 31, 2015 is publicly available at http://www.mallinckrodt.com/investors/sec-filings. The content of any website referred to in this Specialized Disclosure Fom ("Form SD") is included for general information only and is not incorporated by reference in this Form SD.

Item 1.02 Exhibit
The Company’s Conflict Minerals Report for the calendar year ended December 31, 2015 is filed, in accordance with Rule 13p-1 of the Securities and Exchange Act of 1934, as Exhibit 1.01 to this Form SD.

Section 2 - Exhibits
Item 2.01 Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

MALLINCKRODT PUBLIC LIMITED COMPANY
(Registrant)

By:	/s/ Michael-Bryant Hicks	Date:	May 26, 2016
Name:	Michael-Bryant Hicks
Title:	Senior Vice President and General Counsel